FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Mitsui acquires solar marine salt field in Western Australia

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2, 2006

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2, 2006

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Director
Senior Executive Managing Officer
Chief Financial Officer

June 2, 2006

Mitsui & Co., Ltd.

For Immediate Release

To Whom It May Concern

Mitsui acquires solar marine salt field in Western Australia

Mitsui & Co., Ltd. (“Mitsui”) has reached an agreement with Akzo Nobel N.V. (“Akzo”, registered in the Netherlands) to purchase its entire interest in Onslow Salt Pty Ltd (“Onslow”, registered in Western Australia), and has signed a Share Sales Agreement (“SSA”). Akzo has a 87.3% interest in Onslow via Salt Asia Holdings Pty Ltd. Mitsui will assume management control of Onslow once the conditions set forth in the SSA have been fulfilled. The total amount for this acquisition is expected to be approximately A$150 million.

Onslow operates a solar marine salt field with annual production capacity of 2.5 million tons of salt at Onslow town, approximately 1,300km north of Perth in Western Australia. Mitsui is also the 100% owner of Shark Bay Salt Joint Venture (“Shark Bay Salt”) with annual production capacity of 1.3 million tons at Shark Bay, approximately 800km north of Perth. On completion of the Onslow acquisition, Mitsui will therefore have management control of a total annual salt production capacity of 3.8 million tons.

The biggest application for salt is as raw material in the chlor-alkali industry, and with rapidly rising demand from China putting pressure on supply/demand balance, Mitsui intends to supply salt from Onslow for use by this industry in Japan and other Asian countries.

Mitsui intends to take an efficient, unified management approach to the two salt fields, strengthening its position as a stable, comprehensive supplier of salt to the chlor-alkali industry and food manufacturing industry and actively developing its salt business operations in Asia.

For further information, please contact:

Mitsui & Co., Ltd.

Investor Relations Division

Tel: +81-3-3285-7910

Corporate Communications Division

Tel: +81-3-3285-7548

This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission.

This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.